Exhibit 99.1

VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

TAHOE RESOURCES INC.
(the “Company”)

The Company reports that the following matters were voted upon by the shareholders of the Company at the annual meeting of the Company held on May 8, 2014:

1.

The eight nominees set forth in the Company’s management information circular dated March 12, 2014 were elected as directors of the Company by a vote cast by ballot. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows:

Nominees	Votes For		Votes Withheld
	Number	%	Number	%
Lorne B. Anderson	127,867,819	99.91	121,548	0.09
John P. Bell	127,771,637	99.83	217,730	0.17
Tanya M. Jakusconek	127,148,800	99.34	840,567	0.66
C. Kevin McArthur	127,978,371	99.99	10,996	0.01
A. Dan Rovig	127,976,536	99.99	12,831	0.01
Paul B. Sweeney	127,984,240	100.00	5,127	0.00
James S. Voorhees	127,971,932	99.99	17,435	0.01
Kenneth F. Williamson	127,978,586	99.99	10,781	0.01

2.	Deloitte LLP, charters Accountants, was appointed as auditor of the Company.

3.	Amendments to the Shareholder Rights Plan Agreement were approved as follows: “BE IT RESOLVED, as an ordinary resolution, that:

1.

the shareholder rights plan of Tahoe Resources Inc. (the “Company”) be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made as of May 8, 2014 between the Company and Computershare Trust Company of Canada, as rights agent, which amends and restates the Shareholder Rights Plan Agreement dated effective April 1, 2011 and continues the rights issued thereunder, be and is hereby ratified, confirmed and approved; and

2.

any director or officer of the Company is hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”